02005550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51543



RECEIVED
FEB 14 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blackbeard Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Sansome Street, 29th Floor
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Worthington 415-835-3888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/22

OATH OR AFFIRMATION

I, Steve Worthington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackbeard Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 22 day of January, 2002

Notary Public

Signature

President
Title


KIMBERLY M. FOSTERLING
Commission # 1268384
Notary Public - California
San Francisco County
My Comm. Expires Jun 24, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Blackbeard Securities, LLC

I have audited the accompanying statement of financial condition of Blackbeard Securities, LLC (A Development Stage Company) as of December 31, 2001 and the related statements of operation, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackbeard Securities, LLC (A Development Stage Company) as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 11, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Blackbeard Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 148,520
Property and equipment, net of accumulated depreciation of $5,042	9,660
Organization costs, net of accumulated amortization of $5,468	8,203
Total assets	$ 166,383

Liabilities & Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 1,996
Income taxes payable	800
Total liabilities	2,796

Members' equity

Members' equity	188,280
Accumulated deficit during the development stage	(24,693)
Total members' equity	163,587
Total liabilities & members' equity	$ 166,383

The accompanying notes are an integral part of these financial statements.

Blackbeard Securities, LLC
(A Development Stage Company)
Statement of Operations and Changes in Members' Equity
For the Year Ended December 31, 2001

Revenue	$ -
Total revenue	-
Costs and expenses	
Other operating expenses	10,058
Employee compensation & benefits	1,818
Taxes, other than income taxes	10,275
Total costs and expenses	22,151
Net ordinary income (loss)	(22,151)
Other income and expenses	
Interest income	5,534
Total other income and expenses	5,534
Net income (loss) before income tax provision	(16,617)
Provision for income taxes	800
Income tax provision	800
Net (loss)	$ (17,417)
Members' equity, beginning of year	181,004
Net (loss)	(17,417)
Members' equity, end of year	$ 163,587

The accompanying notes are an integral part of these financial statements.

Blackbeard Securities, LLC
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net income (loss)		$ (17,417)
Adjustments to reconcile net income (loss) to net provided used in operating activities:		
Amortization	2,734	
Depreciation	2,942	
(Increase) decrease in assets:		
Accounts receivable	(380)	
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	(5,604)	
Net cash used by operating activities		(16,965)
Net cash flows from investing activities		–
Net cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		(16,965)
Cash and cash equivalents at the beginning of the year		165,485
Cash and cash equivalents at the end of the year		$ 148,520

Supplemental disclosures of cash flow information	
Cash paid during the period for	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Blackbeard Securities, LLC
(A Development Stage Company)
Notes to Financial Statements
For the year ended December 31, 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Blackbeard Securities, LLC (the Company) filed on August 20, 1998 to become a limited liability company with the California Secretary of State.

Blackbeard Securities is an inactive dealer. Upon activation, Blackbeard is approved by the NASD to be a wholesale market maker broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Organization costs are amortized on a straight line basis over sixty months. For the year ended December 31, 2001, amortization expense was $2,734.

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded on the straight-line method over the respective useful lives of the assets.

NOTE 2: PROPERTY AND EQUIPMENT, NET

The property and equipment are recorded at cost.

			Depreciable Life Years
Property and equipment	$	14,702	5
Less accumulated depreciation		(5,042)	
	$	9,660	

Depreciation expense for the year ended December 31, 2001 was $2,942

NOTE 3: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level.

The $800 tax provision provides for the minimum state tax.

NOTE 4: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $142,973 exceeded the minimum net capital requirement by $42,973; and the Company's ratio of aggregate indebtedness $2,796 to net capital was 0.02: 1, which is less than the 15 to1 maximum ratio required of a Broker/Dealer.

Blackbeard Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Members' equity	$ 163,587	
Total members' equity		$ 163,587
Less: Non allowable assets		
Property and equipment, net		9,660
Organization costs, net		8,203
Total adjustments		(17,863)
Net capital before haircuts		145,724
Less: Haircuts		
Total Haircuts		(2,751)
Net Capital		142,973
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 186	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 42,973
Ratio of aggregate indebtedness to net capital	0.02:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Blackbeard Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Blackbeard Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Blackbeard Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Blackbeard Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Blackbeard Securities, LLC
(A Development Stage Company)

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2001

Blackbeard Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Blackbeard Securities, LLC

In planning and performing my audit of the financial statements of Blackbeard Securities, LLC for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Blackbeard Securities, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 11, 2002